UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-18378

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PASTEUR 401(k) PLAN

One Discovery Drive
Swiftwater, PA  18370

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9
France

Exhibit Index is at Page 14

AVENTIS PASTEUR INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2002 and December 31, 2001

AVENTIS PASTEUR, INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AVENTIS PASTEUR, INC. 401(k) PLAN

INDEPENDENT AUDITORS’ REPORT

To The 401(k) Plan Committee

Aventis Pasteur, Inc.

We have audited the accompanying statements of net assets available for benefits of Aventis Pasteur, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd

Certified Public Accountants

July 8, 2003

AVENTIS PASTEUR, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 31,
	2002	2001

ASSETS

INVESTMENTS
At Fair Value:
Shares of registered investment companies:
FMTC Institutional Money Market	$100,792	$90,787
Fidelity Retirement Money Market Portfolios	7,617,286	6,552,036
Fidelity Investment Grade Bond Fund	7,298,404	5,752,849
Fidelity Puritan Fund	7,509,134	6,933,939
Fidelity Growth & Income Portfolio	12,982,035	13,755,701
Fidelity Blue Chip Growth Fund	14,146,466	16,288,734
Fidelity Magellan Fund	16,831,755	19,818,789
Fidelity Contrafund	13,339,830	12,744,595
Fidelity Low Priced Stock Fund	4,862,724	3,718,380
Fidelity Diversified International	2,182,171	1,685,943
Aventis Stock Fund	1,973,925	2,068,656

Common and Commingled Trust Funds:
Fidelity Managed Income Portfolio	6,495,557	4,783,564

Loans to participants	2,645,402	2,562,693

	97,985,481	96,756,666
RECEIVABLES
Other receivable	1,373	—
Employer’s contribution	9,114,065	7,629,287

TOTAL ASSETS	$107,100,919	$104,385,953

NET ASSETS AVAILABLE FOR BENEFITS	$107,100,919	$104,385,953

The accompanying Notes are an integral part of these statements.

AVENTIS PASTEUR, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,
	2002	2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net depreciation in fair value of investments	$(16,268,901)	$(9,824,513)
Interest and dividends	1,504,066	1,973,406
	(14,764,835)	(7,851,107)
Less: Investment expenses	(12,429)	(7,507)
	(14,777,264)	(7,858,614)
Loans to participant activity
Interest earnings	259,957	214,456

Contributions:
Employer’s	11,689,118	9,814,530
Participants’	9,439,766	7,773,100

Transfer	—	746,589
Total Contributions, Participant Loan Activity and Transfer	21,388,841	18,548,675

TOTAL ADDITIONS	6,611,577	10,690,061

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(3,896,611)	(4,994,375)

TOTAL DEDUCTIONS	(3,896,611)	(4,994,375)

NET INCREASE	2,714,966	5,695,686

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	104,385,953	98,690,267

End of Year	$107,100,919	$104,385,953

The accompanying Notes are an integral part of these statements.

AVENTIS PASTEUR, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE A – Description of Plan

The following description of Aventis Pasteur, Inc. 401(k) Plan (The Plan) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees of the Company as of January 1, 1985.  Each future employee shall be eligible to become a participant as of his or her hire date.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 1998 all current and future employees shall be eligible to become participants as of their hire date.

Contributions - Each active participant shall elect to enter into a written salary deferral agreement with the employer in the amount equal to but not less than 0%, or more than 14% of his compensation for the contribution period.

The employer shall make an employee matching contribution in an amount equal to $.50 for each $1.00 by which the participant defers his compensation in amounts up to 5% pursuant to a salary deferral agreement.  The employer contribution shall be paid to Fidelity Management Trust Company, the Plan Trustee, not less frequently than monthly or four weekly.

The employer may also make an additional discretionary matching contribution in an amount which the employer’s Board of Directors shall determine by resolution.  Such resolution shall either specify a fixed amount or a definite formula by which a fixed amount can be determined.  In order for an employee to share in an employer discretionary contribution, the employee must be participating in the Plan on the last day of the Plan year.

For 2002 and 2001, the employer made a matching contribution in an amount equal to $2.20 for each $1.00 by which the participant defers his compensation in amounts up to 5% pursuant to a salary deferral agreement.

The participant may also make voluntary non-deductible employee contributions.  The employer does not make any matching contributions on these contributions.

Unless elected otherwise in accordance with the terms of the Plan the employer will contribute the amount necessary to the Plan to pay the expense charges and administration charges.

The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the future terms of this Plan.

Vesting Percentage - The term vesting percentage means the participant’s nonforfeitable interest in employer matching and employer discretionary contributions credited to his account that are not designated as 401(k) contributions, plus earnings thereon computed as of the date of determining such percentage because of the occurrence of some event in accordance with the following schedule based on years of service with the employer:

Years of Service	Vesting Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

However, each employee of the employer on January 1, 1985 will be 100% vested in such discretionary contributions.  Each employee hired after January 1, 1985 shall undergo the above vesting schedule.

Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

Fidelity Retirement Money Market Portfolio

Fidelity Managed Income Portfolio

Fidelity Investment Grade Bond Fund

Fidelity Puritan Fund

Fidelity Growth & Income Portfolio

Fidelity Blue Chip Growth Fund

Fidelity Magellan Fund

Fidelity Contrafund

Fidelity Low Priced Stock Fund

Fidelity Diversified International

Aventis Stock Fund

Participants may change their investment option at any time.

Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)                    The date on which the participant attains his normal retirement age or

(b)                   The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan: or

(c)                    The date on which the participant terminates his service (including termination, death or disability) with the employer.

Forfeitures - Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment.  Any amount in the forfeiture account may be used by the employer to reduce or in lieu of the employer contribution due.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest is paid ratably through monthly payroll deductions.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair value according to quoted market prices which represent the net asset value of the shares held by the Plan at year end.

Cash and Cash Equivalents - The Plan considers all highly liquid accounts with an original maturity of three months or less as cash and cash equivalents.

Payment of Benefits - Benefits are recorded when paid.

NOTE C - Investments

The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the Plan’s assets.

	2002	2001

Fidelity Puritan Fund	$7,509,134	$6,933,939
Fidelity Magellan Fund	16,831,755	19,818,789
Fidelity Contrafund	13,339,830	12,744,595
Fidelity Growth and Income Fund	12,982,035	13,755,701
Fidelity Blue Chip Growth Fund	14,146,466	16,288,734
Fidelity Retirement Money Market Portfolio	7,617,286	6,552,036
Fidelity Investment Grade Bond Fund	7,298,404	5,752,849
Fidelity Managed Income Portfolio	6,495,557	—

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001

Mutual Funds	$16,268,801	$9,824,513

NOTE D - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

NOTE E - Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - Related Party Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

NOTE G - Transfer of Vaccesshealth 401(k) Plan Assets

Effective July 1, 2001, the Vaccesshealth 401(k) Plan was terminated.  At that time, $746,589 in assets and all previous participants of the Vaccesshealth 401(k) Plan were transferred into the Plan.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AVENTIS PASTEUR, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)

DECEMBER 31, 2002

PLAN EIN:   98-0033013

PLAN NO:  002

(a)	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY (b)	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE (c)	COST (d)	CURRENT VALUE (e)

*	FMTC Institutional Money Market	Mutual Fund	Not Determined	$100,792
*	Fidelity Retirement Money Market	Mutual Fund	Not Determined	7,617,286
*	Fidelity Managed Income Portfolio	Mutual Fund	Not Determined	6,495,557
*	Fidelity Investment Grad Bond Fund	Mutual Fund	Not Determined	7,298,404
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	7,509,134
*	Fidelity Growth & Income Portfolio	Mutual Fund	Not Determined	12,982,035
*	Fidelity Blue Chip Growth Fund	Mutual Fund	Not Determined	14,146,466
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	16,831,755
*	Fidelity Contrafund	Mutual Fund	Not Determined	13,339,830
	Participant Loans	6.25%-10%	0	2,645,402
*	Fidelity Low Priced Stock	Mutual Fund	Not Determined	4,862,724
*	Fidelity Diversified International	Mutual Fund	Not Determined	2,182,171
*	Aventis Stock Fund	Mutual Fund	Not Determined	1,973,925

	TOTAL			$97,985,481

*                                         Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PASTEUR 401(k) PLAN

Date: December 2, 2003	By:	/s/ Frank Epifano
For the Aventis Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Accountants – Fischer Cunnane & Associates Ltd.